Exhibit 99.1

17 December 2024

MAC Copper Limited and Sprott Amend Loan Agreement to Permit Early Repayment

ST. HELIER, Jersey – (BUSINESS WIRE) – MAC Copper Limited ARBN 671 963 198 (NYSE:MTAL; ASX:MAC)

MAC Copper Limited (“MAC” or the “Company”) is pleased to announce that it has agreed amendments with Sprott Private Resource Lending II (Collector-2), LP ("Sprott") to its mezzanine debt facility, enabling the option for early repayment (“Amendment Deed”).

Under the terms of the Amendment Deed, MAC now has the option, but not the obligation, to repay the mezzanine loan in full between 1 January 2025 and 16 June 2025 (being the previous first repayment date).

Commenting on the Amendment Deed, MAC CEO, Mick McMullen, said:

“We are pleased to have reached this agreement with Sprott, which provides MAC with greater financial flexibility as we continue to optimize our capital structure. We would like to thank Sprott for their partnership and the support they provided at the time we acquired the CSA Copper Mine in June 2023. This amendment underscores our commitment to the ongoing simplification and de-leveraging of our balance sheet, driven by the Company’s robust operational performance and disciplined financial management.”

The Amendment Deed has received consent from all of MAC’s secured financiers, including Senior Lenders (as Senior Debt Providers), Osisko Bermuda Limited (as Silver and Copper Streamer), and Glencore (as NSR Royalty Holder). A further consent from Senior Lenders will be required at the time MAC elects to exercise its early repayment option.

If MAC chooses to repay the facility early, it will be required to pay:

•	The full principal outstanding, including all capitalized interest (as of 31 October 2024, the outstanding principal was US$145,338,650);

•	A prepayment interest premium of 4% on the aggregate principal;

•	All remaining cash interest payments that would otherwise have been payable between 1 January 2025 and 16 June 2025; and

•	Sprott’s legal expenses, as stipulated in the mezzanine facility agreement.

The above would have been the same if no early repayment option was agreed to, other than interest would be paid on a quarterly basis in arrears.

The Company will make a decision regarding early repayment based on its cash balance and financial forecasts in H1 2025.

– Ends –

This announcement has been authorised for release by Chris Rosario and Trevor Hart, Joint Company Secretaries.

Contacts

Mick McMullen Chief Executive Officer & Director MAC Copper Limited investors@metalsacqcorp.com	Morné Engelbrecht Chief Financial Officer MAC Copper Limited

About MAC Copper Limited

MAC Copper Limited (NYSE:MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 1